EXHIBIT 22
SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

Huntington Bancshares Incorporated has guaranteed the payment of certain amounts due with respect to the securities of its subsidiaries described below.

Subsidiary Issuer	Guaranteed Securities
Huntington Capital I	6.34% Junior Subordinated Debentures
Huntington Capital II	6.27% Junior Subordinated Debentures
Sky Financial Capital Trust III	7.04% Junior Subordinated Debentures
Sky Financial Capital Trust IV	7.04% Junior Subordinated Debentures